John Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, North East
Washington, DC  20549

RE:	NeoGenomics, Inc.
Form SB-2, Amendment 2
Filed September 14, 2007
File No. 333-144401

Dear Mr. Reynolds:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated October 10, 2007 regarding Form SB-2, Amendment 2 filed by NeoGenomics, Inc. (the “Company”) on September 14, 2007 (the “Registration Statement”). We are providing the following letter containing our response.

Financial Statements

General

COMMENT 1:	Please revise your registration statement, as necessary, to address our comment letter dated October 9, 2007, on your Form -10-KSB for the year ended December 31, 2006.

RESPONSE 1:
We have revised the Registration Statement in accordance with the Commission’s comment above in the Company’s Amendment No. 4 to Form SB-2 on Form S-1/A as filed with the Commission on June 3, 2008 (“Amendment No. 4”).

COMMENT 2:
It appears from review of section 2(c) of your registration rights agreement filed as Exhibit 10.23 with the SB-2 on July 6, 2007 that you are required to file a registration statement within 30 days and have it declared effective within 120 days from the scheduled filing deadline or you are required to pay liquidated damages to the holders in either cash or shares of common stock.  Please revise to provide the disclosures required by paragraph (12) of FSPEITF 00-19-2.

RESPONSE 2:
In Amendment No. 4 we have provided the disclosures required by paragraph (12) of FSPEITF 00-19-2 in the section titled “Management’s Discussion and Analysis or Plan of Operation” as well as Note D to the Financial Statements, also included in Amendment No. 4, titled “Commitments and Contingencies and Subsequent Events”.

Notes to Financial Statements

Note H – Equity Financing Transactions, F-19

COMMENT 3:
We note the table herein has been modified from that presented in your financial statements filed on Form 10-KSB.  Specifically, you added equity transactions subsequent to the April 2, 2007 audit report date.  Please revise your financial statements to clearly indicate that this information is unaudited or advise your independent accountants to re-date or dual date their audit report to include this updated data.

RESPONSE 3:
Our independent accountants have issued an audit report dated April 14, 2008, as included in Amendment No. 4, which includes all of the data listed in that certain table referenced by the Commission in Comment 3 above.

Other Regulatory

COMMENT 4:	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

RESPONSE 4:
We have noted the updating requirements for the financial statements in response to the Commission’s comment above. We have filed a current dated consent of our independent accountants as Exhibit 23.1 to Amendment No. 4.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at 305.539.3306, John D. Owens III at 305.539.3328 or myself at 239.768.0600.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Robert P. Gasparini
Robert P. Gasparini, President
NeoGenomics, Inc.

cc:           Clayton E. Parker, Esq.
John D. Owens III, Esq.